1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

February 19, 2021

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tekla World Healthcare Fund File Nos. 333-251975; 811-23037

Dear Ms. Rossotto:

We are writing in response to comments in your letter dated February 5, 2021 with respect to your review of the Tekla World Healthcare Fund’s (the “Fund”) registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on March 8, 2013 (the “Registration Statement”) on behalf of Tekla World Healthcare Fund (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. We have reproduced your comments below, followed by our responses. Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

General

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: We acknowledge the comment. The incomplete portions of the Registration Statement will be finalized in a subsequent pre-effective amendment to the Registration Statement.

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2.	Comment: Please either confirm that the rights offering will not involve any arrangements among the Trust, any underwriters, and/or any broker dealers or that FINRA has reviewed any proposed underwriting terms and other arrangements for the transaction described in the registration statement and has no objections.

Response: We confirm that the rights offering will not involve any arrangements among the Trust, any underwriters, and/or any broker dealers and therefore there will be no need for FINRA to conduct a review.

3.	Comment: In an appropriate location within the prospectus, please provide an example showing the extent of the dilutive effect when the Subscription Price is below the net asset value on the Pricing Date. Please present the dilution information in a tabular format that gives full effect, in per dollar and per percentage amount, of the Primary Subscription and the Over-Subscription Privilege.

Response: The requested example has been added.

Cover

4.	Comment: Along with the Subscription Price formula to be disclosed, please disclose on the Cover other material information Shareholders should be aware of with respect to the Offer. This should include information disclosed in The Offer on page 34, such as the time period during which Rights may be exercised, the nature of the Shares issued, and whether the Shares issued in the Offer will be listed and where. Also, immediately following the discussion of the formula for determining the Subscription Price, please disclose the "Estimated Subscription Price Per Share", as referenced at the top of page 38.

Response: In addition to the inclusion of the Subscription Price formula, the Cover has been updated to include additional material information with respect to the Offer, including the time period during which Rights may be exercised, the nature of the Shares issued and where the Shares will be listed. The Cover has also been updated to disclose the Estimated Subscription Price Per Share immediately following the discussion of the Subscription Price formula.

5.	Comment: Please clarify in the disclosure how long after the Expiration Date (a) a Shareholder who exercises the right to purchase a Primary Subscription will receive subscribed Shares and (b) a Shareholder who exercises the Over-Subscription Privilege will receive additional Shares, or add a cross-reference to where such information is presented in the prospectus.

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Response: The Cover has been updated to include a cross-reference to the relevant portion of the Prospectus where Shareholders can find the relevant information regarding the timeframe of when subscribing Shareholders will receive Shares after exercising their Rights pursuant to the Offer

6.	Comment: Please disclose on the Cover the last reported NAV per Share and the last reported sales price per Share on the NYSE. If this price represents a discount, indicate by how much.

Response: The disclosure has been revised accordingly.

7.	Comment: In the second paragraph, the disclosure states “Shareholders who exercise their Rights will not know the Subscription Price at the time they exercise their Rights.” Please disclose this sentence prominently in all caps and bold on the Cover. Please also disclose in plain English the reason for this.

Response: This sentence has been updated to be disclosed prominently, in bold and in all caps. The disclosure has also been updated to include an explanation that the reason Shareholders will not know the subscription price at the time they exercise their rights is because the subscription price cannot be determined until after the end of the offering period.

8.	Comment: Please disclose on the Cover, highlighted in bold, that the rights offering: (a) will substantially dilute the net asset value of shares owned by Shareholders who do not fully exercise their rights and purchase additional Shares; (b) will substantially dilute the voting power of Shareholders who do not fully exercise their rights since they will own a smaller proportionate interest in the Trust upon completion of the offering; and (c) may increase the discount if the subscription price per Share is set at a time when Shares are trading at a discount.

Response: The disclosure has been revised accordingly.

9.	Comment: At the top of page 2 of the Cover, the disclosure states that the Trust’s distributions may “constitute a return of capital.” Please highlight this disclosure in bold. Please also disclose here, in a simple and understandable manner, what a return of capital is and its impact on Shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to Shareholders, but rather these distributions may reduce a Shareholder’s cost basis, which could result in Shareholders having to pay higher taxes in the future when shares are sold, even when shares are sold

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at a loss from the original investment. Alternatively, include a cross-reference to the discussion of return of capital in the prospectus.

Response: The disclosure has been revised accordingly, as shown below:

To the extent that the Trust's taxable income in any fiscal year exceeds the aggregate amount distributed pursuant to the managed distribution policy based on a fixed percentage of its NAV, the Trust would make an additional distribution in the amount of that excess near the end of the fiscal year. To the extent that the aggregate amount distributed by the Trust based on a fixed percentage of its net asset value exceeds its current and accumulated earnings and profits, the amount of that excess would constitute a return of capital for tax purposes. A return of capital is applied against and reduces the Shareholder's basis in his or her Shares. While distributions that represent a return of capital will generally not be taxable to Shareholders, these distributions may reduce a Shareholder’s cost basis, which could result in Shareholders having to pay higher taxes in the future when Shares are sold, even when Shares are sold at a loss from the original investment. Distributions beyond the Shareholder’s basis would be treated as a capital gain.

Prospectus Summary

10.	Comment: On page 4, in The Offer, Subscription Price, the disclosure uses the term “Expiration Date.” Please define that term here for context, or add “as defined below.” The disclosure also uses the term “Pricing Date.” Please define that term here, or within the prospectus and similarly add “as defined below.”

Response: The phrase (as defined below) was added to the use of the term Expiration Date in response to this comment. The term for the Pricing Date has been removed from the registration statement and replaced with the term Expiration Date, since the Pricing Date and the Expiration Date are the same.

11.	Comment: On page 5, at the end of Purpose of the Offer, the disclosure states, in brackets, “The Offer allows you the opportunity to purchase additional Shares of the Trust at a price that will be below the average market value calculated at the Expiration Date.” Please explain in the disclosure what “average market value” is. Please also reiterate here that Shareholders will not know the Subscription Price at the time they exercise their Rights.

Response: The disclosure has been revised accordingly.

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12.	Comment: Please delete the duplicate sentence at the end of the carry-over paragraph at the top of page 6.

Response: The duplicate sentence was deleted.

13.	Comment: On page 8, in the penultimate sentence of the third paragraph in The Trust, General Investment Guidelines, the disclosure refers to “Healthcare REITs (as defined herein).” Healthcare REITs are first defined in the SAI. As the Trust “may invest up to 20% of its Managed Assets in Healthcare REITs”, please define these investments in the Prospectus Summary.

Response: A definition for Healthcare REITs was added to the prospectus summary in response to this comment.

14.	Comment: In the first full sentence at the top of page 9, in The Trust, General Investment Guidelines, the disclosure states “The Trust may hedge its non-U.S. dollar exposure from 0%-100% at any given time… .” Please explain the Trust’s hedging strategy in this section and disclose the types of securities the Trust uses in this way. In doing so, consider including here language from the first paragraph in Risk Factors, Forward Contract Risk on page 18.

Response: The disclosure has been revised to include further explanation regarding the Trust’s hedging strategy and the types of securities the Trust uses in this way.

15.	Comment: On page 10, Venture Capital Investments, please clarify what the term “venture capital investments” means. Will these investments include only early stage private companies or will they also include venture capital funds? Please disclose the types of investments the Trust will make in these companies. Please also inform us the extent of the Trust’s investment in venture capital securities or funds and other types of private investments. Will these investments comprise greater than 15% of the Trust’s portfolio? If the Trust expects it will invest in private funds, we may have additional comments regarding limitations on such investments or shareholder eligibility.

Response: The Trust may invest in pre-public venture companies at all stages of development and may also invest in venture funds. The Trust may invest up to 10% of its Managed Assets in restricted securities, which includes venture capital investments and private investments in public companies. Venture capital investments will not compromise more than 15% of the Trust’s portfolio. The disclosure has been updated to explain the meaning of “venture capital investments” and disclose the types of venture capital investments the Trust may make, which may include pre-public companies at all

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stages of development, including early, middle and late stage companies, as well as venture capital funds that invest in such companies.

16.	Comment: Regarding the disclosure in Risk Factors, beginning on page 11, we have the following comment. We generally encourage providing a prospectus summary where the length and complexity of the prospectus makes a summary useful, and believe a summary should only provide a brief overview of your business, the key aspects of your offering, and related risks. Your summary is approximately 28 pages and includes detailed risk disclosures that are repeated later in your document. As written we believe your summary risk disclosure is too lengthy and detailed for its purpose. Please revise as appropriate.

Response: The risk factor disclosure in the Prospectus summary has been revised in response to this comment.

17.	Comment: On page 11, the disclosure in Risk Factors, Dilution—Net Asset Value and Non-Participation in the Offer is dense and difficult to comprehend. Please highlight the information and break up the disclosure using bullet points or other formatting techniques.

Response: The disclosure regarding dilution has been revised and broken up into shorter, less dense paragraphs in order to be easier for shareholders to comprehend.

18.	Comment: On page 26, the disclosure in Risk Factors, Anti-Takeover Provision Risk, states that the Trust’s Declaration of Trust and By-Laws, contains certain “anti-takeover” provisions and Trustee nomination provisions. With a view to disclosure later in the registration statement, please tell us of any changes made by the Trust within the past year related to Anti-Takeover or similar defensive tactics. In this regard, please also tell us what "provisions regarding qualifications for nominees for Trustee provisions" you currently have in place, their purpose, and whether they apply equally to incumbent and new Trustees.

Response: There have been no changes in the past year to the Trust’s Declaration of Trust or By-Laws with respect to Anti-Takeover provisions or similar defensive tactics. The Trust’s By-Laws include certain qualifications for nominees in order to ensure that each Trustee has sufficient educational or professional expertise and experience in order to provide oversight of the Trust. These qualification provisions include requirements that Trustee nominees must have: (i) substantial expertise, experience or relationships relevant to the business of the Trust; (ii) a college degree or equivalent business experience; and (iii) prior experience as either (a) a director, officer, adviser or senior

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consultant of a healthcare or life sciences company; (b) a director or officer of an investment company or investment adviser; or (c) a partner of a registered public accounting firm. The qualifications for Trustee nominees apply to both incumbent and new Trustees.

19.	Comment: In Risk Factors, the disclosure describes the risks associated with equity-linked notes, exchange-traded funds and SPACs. Please disclose these investments as principal investments of the Trust in General Investment Guidelines. If these investments are not principal investments of the Trust, please move risk disclosure related to them to the SAI.

Response: The disclosure in the General Investment Guidelines has been revised to include equity-linked notes, exchange-traded funds and SPACs as principal investments of the Trust.

Trust Expenses

20.	Comment: Please confirm to us that interest expenses on borrowings do not require a separate line item in the fee table. If they do need to be broken out, please do so in the revised table.

Response: Interest payments on borrowed funds has been added as a line item in the revised table.

Financial Highlights and Investment Performance

21.	Comment: Your financial highlights indicate that you have returned investor capital in each of the past three years. If one of the purposes of the offering is to help you maintain your distribution policy, then Use of Proceeds related disclosures should state so clearly, throughout your document. In addition, existing disclosure about potential return of capital in the future should be contextualized with clear disclosure of your historical pattern of returning capital.

Response:

The proceeds of the Offer will not be used to pay the managed distributions under the Trust’s managed distribution policy. The disclosure regarding return of capital has been revised to include disclosure that the Trust has returned investor capital over each of the past three years.

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The Offer

22.	Comment: At the top of page 34, the disclosure states “The Rights are non-transferable. Therefore, only the underlying Shares will be listed for trading on the NYSE or any other exchange.” Please clarify that because the Rights are non-transferable, they may not be purchased or sold, and a Shareholder cannot trade the Rights on the secondary market if he or she chooses not to exercise them.

Response: The disclosure has been revised accordingly.

23.	Comment: On page 34, in Purpose of the Offer, in the middle of the first paragraph, the disclosure states “The Board was informed by the Investment Adviser that…Shareholders could potentially realize significant benefits from increased investment in both venture capital securities and publicly traded Healthcare Companies [emphasis added].” As indicated by this disclosure, will the Trust’s investment strategy focus to a greater extent on venture capital securities and will a greater percentage of the Trust’s portfolio be comprised of these securities following the Offer? If so, please revise the disclosure of the Trust's investment strategy to reflect this and/or any other material change resulting from the Offer. Please note, as required by Item 7 of Form N-2, the Trust must identify how it intends to use the net proceeds of the Offer and clarify the approximate amount to be used for each purpose.

Response: The Trust’s investment strategy and limits with respect to venture capital investments will remain the same and the use of proceeds from the Offer will comply with the Trust’s current investment guidelines.

24.	Comment: On page 35, in the penultimate bullet, the disclosure states that in determining that the Offer was in the best interest of Shareholders, the Board considered a variety of factors, including that the Offer “would provide the Investment Adviser with additional flexibility in managing the Trust's portfolio to satisfy applicable portfolio diversification requirements.” As the Trust is non-diversified under the 1940 Act, please clarify what diversification requirements the disclosure is referring to here.

Response: This disclosure has been deleted from the revised registration statement.

25.	Comment: On page 35, in Over-Subscription Privilege, please clarify that Shareholders who choose not to exercise their full rights to purchase additional Shares will permit Shareholders who exercise the Over-Subscription Privilege to purchase additional Shares at a discount without furnishing additional rights or providing any

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compensation to the nonparticipating Shareholders for the dilution of their ownership percentage or voting rights.

Response: The disclosure has been revised to include this clarification.

Use of Proceeds

26.	Comment: On page 41, at the end of the first sentence, the disclosure contains the phrase “after deducting expenses payable by the Trust estimated at approximately $[ ].” However, disclosure on page 5, Expenses of the Offer, states the “Investment Adviser, and not the Trust, will bear the expenses of the Offer; therefore, none of such expenses will be borne by the Trust’s Shareholders.” Please reconcile this inconsistency.

Response: The phrase “after deducting expenses payable by the Trust estimated at approximately $[ ]” has been deleted from the disclosure in response to this comment.

27.	Comment: On page 41, the disclosure indicates that following completion of the Offer, the Trust’s investment in Restricted Securities “may be purchased as appropriate opportunities arise, which could take up to one year or longer, and the Trust may choose to be more fully invested in publicly-traded securities during such period.” The disclosure further states that “Pending investment in the securities described above, the proceeds will be held in U.S. Government Securities, highly rated money market instruments or mutual funds that invest in such instruments. With respect to this 12-month delay, please explain why a delay of that length is consistent with the Staff’s statements in the Guidelines to Form N2, Guide 1. In particular, if the investment process is delayed more than six months will the Trust obtain shareholder consent to go beyond six months as required by the Guidelines?

Response: The disclosure has been revised to indicate that, to the extent that the Trust invests the proceeds in restricted securities, it may take up to six months, depending on market conditions. There is no guarantee that the Trust will be investing in restricted securities.

Statement of Additional Information

28.	Comment: On page 22, in Trustees and Officers, the heading of the third column of the table is “Principal Occupation(s) During Past 5 Years and Other Directorships Held”. In compliance with the requirement of Item 18 of Form N-2 to indicate any directorships held during the past five years by each director, please move the phrase “Past 5 Years” to

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follow “Other Directorships Held”. Please make corresponding changes to the information presented in the chart as may be necessary.

Response: The heading of the third column has been revised accordingly. There were corresponding changes to the information presented in the chart, as the chart already disclosed other directorships held for the past five years.

29.	Comment: On page 34, in Portfolio Management, Other Accounts Managed, as required by Item 21.1.c of Form N-2, for each account presented in the table, please indicate the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

Response: None of the accounts managed by the portfolio managers pay an advisory fee that is based on the performance of the account. This has been noted in the table in response to this comment.

Part C: Other Information

30.	Comment: In Item 25. Financial Statements and Exhibits, Exhibit n.(ii), please confirm that each Power of Attorney listed is up to date and relates specifically to this registration statement, as required by Rule 483(b) under the Securities Act.

Response:        With respect to each Trustee, the Power of Attorney is up to date and authorizes each named attorney-in-fact to sign “all registration statements of Tekla World Healthcare Fund(the “Fund”), and any amendments or supplements thereto and all instruments necessary or incidental in connection therewith.” Each Power of Attorney that is incorporated by reference in Exhibit n(ii) authorizes the named attorneys-in-fact to sign this registration statement and any amendments on behalf of each Trustee.

Accounting Comments

31.	Comment: Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financials are provided in an amendment to the registration statement.

Response: We acknowledge the comment. The fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financials will be finalized in a subsequent pre-effective amendment to the Registration Statement.

Ms. Karen Rossotto February 19, 2021 Page 11

32.	Comment: Please explain how the Fund is satisfying the senior securities form requirement of N-2 Item 4.3.

Response: We acknowledge the comment. The senior securities information will be finalized in a subsequent pre-affective amendment to the Registration Statement, consistent with the requirement of Item 4.3 of Form N-2.

*           *           *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai

Allison M. Fumai